UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 7 May 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Q1 2015 Results

Q1 2015 – a weaker quarter as planned
JOHANNESBURG. 7 MAY 2015
Gold Fields Limited (NYSE & JSE: GFI) today announced net losses attributable to our shareholders of US$14 million for the March 2015 quarter compared with US$26 million in the
December 2014 quarter and US$nil in the March 2014 quarter. Normalised losses of US$13 million for the March 2015 quarter compared with earnings of US$17 million in the December
2014 quarter and US$21 million in the March 2014 quarter.
Statement by Nick Holland,
Chief Executive Officer of Gold Fields
Q1 2015 – a weaker quarter as
planned
In-line with and incorporated into our
guidance for 2015, Gold Fields had a weaker
Q1 2015, due to the seasonal weakness in
South Africa due to the Christmas break and
mine scheduling at the other operations.
Attributable gold equivalent production
decreased by 10 per cent quarter on quarter
to 501,000 ounces. There was a concomitant
increase in unit costs, despite overall costs
being well contained. Net operating costs
decreased by 10 per cent quarter on quarter
to US$366 million. All-in sustaining costs
(AISC) increased by 12 per cent quarter on
quarter to US$1,143/oz and all-in costs (AIC)
were 11 per cent higher at US$1,164/oz. In
addition to lower gold sold, unit costs were
negatively impacted by the gold inventory
charge to cost, lower by-product credits and
higher sustaining capital expenditure.
Consequently, we report a normalised loss of
US$13 million, compared to normalised
earnings of US$17 million in the December
2014 quarter. The loss included a negative
deferred tax adjustment of US$21 million to
account for exchange rate changes. Cash
outflow from operating activities less net
capital expenditure and environmental
payments amounted to US$29 million in the
March 2015 quarter compared with an inflow
of US$54 million in the December 2014
quarter. The FCF margin of negative 3 per
cent in the March quarter compared with
positive 9 per cent in the December quarter,
mainly due to lower gold sold and higher
seasonal taxation paid in Ghana and
Australia.
FY15 outlook maintained
Despite the seasonally weaker results for Q1,
previously published guidance for 2015, of
attributable gold equivalent production of 2.2
million ounces at AISC of US$1,055/oz and AIC
of US$1,075/oz, remains intact.
SOUTH AFRICA
Regrettably, we had a fatal accident at South
Deep on 8 March. Our sincere condolences go
out to the family, friends and colleagues of Mr
Kennedy Katongo, who tragically lost his life in
an engineering related accident.
During the March quarter, gold production at
South Deep decreased by 25 per cent quarter
on quarter to 1,129 kilograms (36,300 ounces),
mainly due to the extended Christmas break as
well as the previously flagged knock-on effects
of the four-month safety-related closure in the
second half of 2014. The work to ‘get the
basics right’, which we reported on previously,
is ongoing and good progress is being made on
recruiting additional skills at the mine. These
interventions are expected to gain traction
progressively through the remainder of the year
and, together with the ground-breaking three-
year wage deal signed post the end of the
quarter (discussed below), is expected to
contribute to a stronger performance during the
second half of the year. In addition, we have
implemented significant initiatives to improve
the culture of safety and productivity, the
benefits of which are only likely to be realised in
the medium term.
SALIENT FEATURES
US$1,143
per ounce
All-in-sustaining costs
US$1,164
per ounce
All-in-costs
501,000
ounces
of attributable gold production
US$29 million
cash outflow
from operating activities*
3-year wage deal
concluded at
South Deep

Note: *Cash flow from operating activities less net capital
expenditure and environmental payments

Gold Fields Q1 2015 Results

WEST AFRICA
Attributable gold production at the West African operations decreased by 3 per cent quarter on quarter to 157,300 ounces. The decrease in production at Damang was partially offset by the increase in production at Tarkwa. AIC increased by 15 per cent quarter on quarter to US$1,299/oz, mainly due to higher capital expenditure related to a large fleet replacement at Tarkwa partially offset by lower operating costs and an inventory credit to costs.
PERU
Attributable equivalent gold production at Cerro Corona decreased by
21 per cent to 66,300 ounces, mainly due to lower gold and copper head grades treated, in line with the mine sequencing and the production plan for the March quarter. AIC decreased by 2 per cent quarter on quarter to US$671eq/oz on the back of lower gold sold and lower by-product credits, partially offset by lower operating costs, an inventory credit to costs and lower capital expenditure.
AUSTRALIA
Gold production at the Australian operations decreased by 7 per cent quarter on quarter to 241,400 ounces, with lower production at all the operations except St Ives. AIC increased by 14 per cent quarter on quarter to A$1,240/oz (US$978/oz) mainly due to lower gold sold and the gold inventory charge to cost, partially offset by the lower operating costs and lower capital expenditure.
Marginal increase in net debt
Mainly as a result of the decrease in cash inflow from operating activities from US$225 million in the December 2014 quarter to
US$150 million in the March 2015 quarter, net debt increased by
US$46 million from US$1,453 million at the end of December 2014 to
US$1,499 million at the end of March 2015. Net debt/EBITDA at the end of the March 2015 quarter was 1.41x, compared to 1.30x at the end of December 2014. We maintain our target of reducing the net debt/EBITDA ratio to 1.0x by the end of 2016.
South Deep wage deal signed post quarter-end
On 10 April 2015, we signed a three-year wage and other conditions of employment agreement with the registered trade unions at our
South Deep mine. The agreement is expected to result in average annual wage increases of 10 per cent over the three-year period of the deal, with the first increase effective on 1 April 2015.
The negotiations took place at a company-level in recognition of
South Deep’s significantly different operating model and labour profile to that of the other gold mining companies in South Africa.
Specifically, South Deep is the only fully mechanised gold mine in
South Africa. This ground-breaking deal will contribute to a more stable operating environment for South Deep over the next three years and position the mine more competitively to attract and retain the scarce mechanised mining skills required for it to achieve its full potential. We thank our union partners for the constructive
engagement and look forward to working together to deliver South
Deep.
Reporting
The Group’s Integrated Annual Report, Annual Financial Statements
and Mineral Resource and Mineral Reserve Statements for the year ended 31 December 2014 as well as the Form 20F, were all
published at the end of the quarter. These documents, which are available on-line and in printed form from the Company Secretary, were designed to provide all stakeholders with a comprehensive overview of the Group’s performance as well as its operational, financial and social strategies. Stakeholders are encouraged to scrutinise these documents and to contact us with any comments or questions.
Mining charter declarator court process
Gold Fields confirms that on 31 March 2015 the Mineral Resources
Minister Advocate Ngoako Ramatlhodi and the Chamber of Mines
confirmed that the Minister, the Department of Mineral Resources
(DMR) and the Chamber of Mines of South Africa would jointly approach the courts to clarify, amongst others, the principles of assessing the ownership element of the mining charter. Constructive collaboration between the Minister, the DMR and the Chamber
continue in preparation for the declaratory process to be filed in due course.
Stock data
NYSE – (GFI)
Number of shares in issue
Range – Quarter
US$3.66 – US$5.97
– at end March 2015
774,568,365
Average Volume – Quarter
5,642,608 shares/day
– average for the quarter
772,474,860
JSE Limited – (GFI)
Free Float
100 per cent
ADR Ratio
1:1
Range – Quarter
ZAR44.30 – ZAR67.45
Bloomberg/Reuters
GFISJ/GFLJ.J
Average Volume – Quarter
2,300,235 shares/day

Gold Fields Q1 2015 Results

Key Statistics
UNITED STATES DOLLARS
Quarter
March
2015
December
2014
March
2014
Gold produced*
oz (000)
501
556
557
Tonnes milled/treated
000
8,173
8,286
8,877
Revenue
$/oz
1,198
1,179
1,283
Operating costs
$/tonne
44
49
48
Operating profit
$m
244
303
292
All-in sustaining costs #
$/oz
1,143
1,023
1,066
Total all-in cost
$/oz
1,164
1,047
1,114
Net loss
$m
(14)
(26)
-
Net loss
US c.p.s.
(2)
(3)
-
Headline (loss)/earnings
$m
(14)
(10)
5
Headline (loss)/earnings
US c.p.s.
(2)
(1)
1
Normalised (loss)/earnings
$m
(13)
17
21
Normalised (loss)/earnings
US c.p.s.
(2)
2
3
* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
#
As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 22 and 23.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 6 per cent of Group production.
Figures may not add as they are rounded independently.
Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S.
Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-
looking statements include, without limitation:

• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
Results for the Group
SAFETY
The Group’s fatality injury frequency rate regressed from 0.00 in the December quarter to 0.08 in the March quarter as a result of a mechanical related fatal accident at South Deep on 8 March. The total recordable injury frequency rate (TRIFR)
1
for the Group in the
March quarter was 4.04 compared with 4.90 in the December
quarter.
1
Total Recordable Injury Frequency rate (TRIFR) Group safety metric was introduced in the
December quarter. (TRIFR) = (Fatalities + Lost Time Injuries 2 + Restricted Work Injuries 3 +
Medically Treated Injuries 4 ) x 1,000,000/number of man-hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
Quarter ended 31 March 2015 compared with
quarter ended 31 December 2014
REVENUE
Attributable equivalent gold production decreased by 10 per cent from 556,000 ounces in the December quarter to 501,300 ounces in the March quarter. This decrease was mainly due to scheduled lower production at most of the operations and factored into the production guidance for the full year.
Gold production at South Deep in South Africa, decreased by 25 per cent from 1,508 kilograms (48,500 ounces) to 1,129 kilograms
(36,300 ounces), significantly influenced by the traditional
Christmas shut down.
Attributable gold production at the West African operations
decreased by 3 per cent from 162,800 ounces in the December

Gold Fields Q1 2015 Results

quarter to 157,300 ounces in the March quarter. Attributable equivalent gold production at Cerro Corona in Peru decreased by
21 per cent from 84,100 ounces in the December quarter to
66,300 ounces in the March quarter. Gold production at the
Australian operations decreased by 7 per cent from 260,200
ounces in the December quarter to 241,400 ounces in the March quarter mainly due to lower production at all the operations except at St Ives.
At the South Africa region, production at South Deep decreased by 25 per cent from 1,508 kilograms (48,500 ounces) in the
December quarter to 1,129 kilograms (36,300 ounces) in the
March quarter mainly due to the traditional annual Christmas break.
At the West Africa region, managed gold production at Tarkwa increased by 2 per cent from 133,100 ounces in the December
quarter to 135,800 ounces in the March quarter mainly due to higher grade mined and processed. At Damang, managed gold
production decreased by 18 per cent from 47,800 ounces in the
December quarter to 39,000 ounces in the March quarter mainly due to lower tonnes processed and lower grade, related to the mining profile as scheduled.
At the South America region, total managed gold equivalent
production at Cerro Corona decreased by 21 per cent from 84,600 ounces in the December quarter to 66,600 ounces in the March quarter. This decrease was in line with the mining schedule and mainly due to lower gold and copper head grades treated.
At the Australia region, St Ives’ gold production increased by 6 per cent from 93,000 ounces in the December quarter to 98,700
ounces in the March quarter mainly due to higher throughput
partially offset by lower grade. At Agnew/Lawlers, gold production decreased by 19 per cent from 73,200 ounces in the December
quarter to 59,600 ounces in the March quarter mainly due to a scheduled decrease in tonnes processed as well as lower yield.
At Darlot, gold production decreased by 28 per cent from 15,500 ounces in the December quarter to 11,200 ounces in the March quarter mainly due to lower tonnes processed at lower grade. At
Granny Smith, gold production decreased by 8 per cent from
78,500 ounces in the December quarter to 72,000 ounces in the
March quarter due to scheduled lower volumes and grade mined.
The average quarterly US dollar gold price achieved by the Group increased by 2 per cent from US$1,179 per equivalent ounce in the December quarter to US$1,198 per equivalent ounce in the
March quarter. The average rand gold price increased by 6 per cent from R432,290 per kilogram to R457,031 per kilogram. The average Australian dollar gold price increased by 9 per cent from
A$1,417 per ounce to A$1,550 per ounce. The average US dollar gold price for the Ghanaian operations increased by 1 per cent from US$1,203 per ounce in the December quarter to US$1,218
per ounce in the March quarter. The average US dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 2 per cent from US$1,046 per equivalent ounce in the
December quarter to US$1,021 per equivalent ounce in the March quarter. The average US dollar/Rand exchange rate weakened by
5 per cent from R11.18 in the December quarter to R11.71 in the
March quarter. The average Australian/US dollar exchange rate weakened by 8 per cent from A$1.00 = US$0.86 to A$1.00 =
US$0.79.
Revenue decreased by 14 per cent from US$708 million in the
December quarter US$610 million in the March quarter due to
lower gold sold, partially offset by the higher gold price achieved.
Equivalent gold sold decreased by 15 per cent from 600,500
ounces in the December quarter to 508,900 ounces in the March quarter. This was mainly due to 54,500 less equivalent ounces sold at Cerro Corona in the March quarter compared with the
December quarter, as a result of delays in the shipping schedule at the Salaverry port in Peru in the March quarter.
OPERATING COSTS
Net operating costs decreased by 10 per cent from US$405
million in the December quarter to US$366 million in the March quarter mainly due to the lower production.
At the South Africa region, net operating costs at South Deep increased by 3 per cent from R618 million (US$55 million) in the
December quarter to R634 million (US$54 million) in the March quarter. This was mainly due to planned annual wage increases for senior officials effective 1 January 2015, as well as increased overtime worked during the Christmas break.
At the West Africa region, net operating costs decreased by 8 per cent from US$136 million in the December quarter to US$125
million in the March quarter. This decrease in net operating costs was mainly due to efficient cost control at both operations as well as lower tonnes treated at Damang. Tarkwa had a larger build-up of inventory in the March quarter compared with the December quarter, while Damang had a build-up of inventory in the March quarter compared with a drawdown in the December quarter.
At the South America region, net operating costs at Cerro Corona decreased by 51 per cent from US$57 million in the December
quarter to US$28 million in the March quarter mainly due to a
US$5 million build-up of concentrate at the end of the March quarter compared with a US$13 million drawdown at the end of the December quarter as well as lower tonnes processed and the lower diesel price.
At the Australia region, net operating costs increased by 9 per cent from A$184 million (US$157 million) in the December quarter to A$200 million (US$158 million) in the March quarter. This was mainly due to the drawdown of gold-in-process at St Ives of A$18 million (US$14 million) in the March quarter compared with a build-up of A$22 million (US$20 million) in the December quarter and a drawdown at Granny Smith of A$6 million (US$4 million) in the March quarter compared with a build-up of A$2 million (US$2 million) in the December quarter.
OPERATING PROFIT
Operating profit for the Group decreased by 20 per cent from
US$303 million in the December quarter to US$244 million in the
March quarter due to the decrease in revenue, partially offset by the lower net operating costs.

Gold Fields Q1 2015 Results

AMORTISATION
Amortisation for the Group decreased by 18 per cent from
US$172 million in the December quarter to US$141 million in the
March quarter. This was mainly at St Ives due to lower
amortisation at the Neptune open pit in the March quarter as well as at Agnew/Lawlers and Granny Smith due to the lower
production.
OTHER
Net interest paid for the Group decreased marginally from US$20 million in the December quarter to US$19 million in the March quarter. Interest paid of US$26 million was partially offset by interest received of US$2 million and interest capitalised of US$5 million in the March quarter. This compared with interest paid of
US$27 million, partially offset by interest received of US$1 million and interest capitalised of US$6 million in the December quarter.
The share of equity accounted losses after taxation for the Group of US$3 million in the March quarter compared with earnings of
US$1 million in the December quarter. This mainly related to the
Groups’ share of losses at Hummingbird of US$2 million and the ongoing study and evaluation costs of US$1 million at the Far
Southeast project (FSE).
The gain on foreign exchange of US$2 million in the March
quarter compared with US$1 million in the December quarter.
These gains on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of US$3 million in the March quarter compared with US$11 million in the December quarter and related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10 September 2014 and
26 November 2014.
Share-based payments for the Group decreased from US$4
million in the December quarter to US$3 million in the March quarter. Long-term employee benefits increased from US$2
million in the December quarter to US$3 million in the March quarter. Together, the two schemes were similar at US$6 million.
Other costs for the Group decreased from US$16 million in the
December quarter to US$10 million in the March quarter.
EXPLORATION AND PROJECT COSTS
Exploration and project costs increased from US$12 million in the
December quarter to US$13 million in the March quarter mainly due to higher expenditure at Salares Norte and the accelerated write-off of brownfields exploration costs at the Australian operations.
NON-RECURRING ITEMS
Non-recurring expenses decreased from US$50 million in the
December quarter to US$nil in the March quarter.
The non-recurring expenses in the December quarter included:
·
An increase in rehabilitation costs in respect of previously retired assets due to an update of estimates of A$11 million
(US$10 million) at Agnew and A$11 million (US$10 million) at
St Ives;
·
Scrapping of redundant trackless equipment at South Deep
(R91 million/US$8 million);
·
Impairment of various investments of US$11 million including:
Rand Refinery loan (US$3 million/R32 million), Rand Refinery investment (US$1 million/R13 million), APP (US$3 million),
Bezant (US$2 million) and Aurigin (US$2 million);
·
Retrenchment costs across the Group of US$6 million
including US$2 million at South Deep and US$3 million at
Tarkwa and Damang;
·
Scrapping of assets at Agnew (A$3 million/US$3 million) and
St Ives (A$1 million/US$1 million); and
·
Loss on sale of an excavator at Tarkwa (US$3 million).
This was partially offset by the profit on the sale of Robust
Resources of US$2 million.
ROYALTIES
Government royalties for the Group decreased from US$21 million in the December quarter to US$18 million in the March quarter due to the lower revenue and, in certain cases, on the profit on which it is calculated.
TAXATION
The taxation charge for the Group of US$44 million in the March quarter compared with US$22 million in the December quarter.
Normal taxation decreased from US$46 million to US$27 million.
The deferred tax charge of US$18 million in the March quarter compared with a credit of US$24 million in the December quarter.
The charge in the March quarter is explained in the paragraph below.
The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol
(Soles) and the functional currency for accounting purposes is the
US dollar. For accounting purposes the tax base must be
converted from Soles to dollars at the closing rate at quarter end.
Therefore, the unutilised taxation allowances fluctuate due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. This, in turn, resulted in a deferred tax charge of US$21 million arising from the weakening of the exchange rate from 2.84 to 3.09. It has no cash effect.
EARNINGS
Net loss attributable to owners of the parent of US$14 million or
US$0.02 per share in the March quarter compared with US$26
million or US$0.03 per share in the December quarter.
Headline losses of US$14 million or US$0.02 per share in the
March quarter compared with US$10 million or US$0.01 per share in the December quarter.
Normalised losses of US$13 million or US$0.02 per share in the
March quarter compared with normalised earnings of US$17
million or US$0.02 per share in the December quarter.
CASH FLOW
Cash inflow from operating activities of US$150 million in the
March quarter compared with US$225 million in the December
quarter, mainly due to lower operating profit, a smaller release of

Gold Fields Q1 2015 Results

working capital and higher seasonal taxation paid in Ghana and
Australia.
Dividends paid to owners of the parent of US$13 million in the
March quarter compared with US$nil in the December quarter and related to the 2014 final dividend of 20 SA cents paid in February
2015.
Cash outflow from investing activities increased from US$169 million in the December quarter to US$179 million in the March quarter. This was mainly due to an increase in capital expenditure as planned from US$170 million in the December quarter to
US$175 million in the March quarter as well as increased
environmental payments from US$2 million to US$6 million.
Cash outflow from operating activities less net capital expenditure and environmental payments amounted to US$29 million in the
March quarter compared with a cash inflow of US$54 million in the
December quarter. The decrease was due to the scheduled lower gold production in the March quarter. The US$29 million in the
March quarter comprised: US$4 million loss by the eight mining operations, US$20 million of interest paid, US$6 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the loss incurred by the mining operations above) and US$1 million on non-mine
based income. The US$54 million in the December quarter
comprised: US$83 million generated by the eight mining
operations, less US$20 million of interest paid (this excludes any interest paid by the mines), US$7 million for exploration (this excludes any mine based brownfields exploration which is
included in the US$83 million above) and US$2 million on non-
mine based costs.
In the South Africa region at South Deep, capital expenditure decreased from R328 million (US$30 million) in the December
quarter to R219 million (US$19 million) in the March quarter. The majority of this expenditure was on new fleet purchases and
development and infrastructure costs.
At the West Africa region, capital expenditure increased from
US$53 million to US$89 million. At Tarkwa, capital expenditure increased from US$52 million to US$85 million with expenditure mainly incurred on pre-stripping and mining fleet. Mining fleet expenditure comprised replacement trucks of US$46 million.
Capital expenditure at Damang increased from US$2 million to
US$4 million with the majority of the expenditure on the
processing plant upgrade and heavy vehicle equipment.
In the South America region at Cerro Corona, capital expenditure decreased from US$12 million to US$7 million. The majority of the expenditure was on the construction of the tailings dam.
At the Australia region, capital expenditure decreased from A$86 million (US$74 million) in the December quarter to A$77 million
(US$61 million) in the March quarter. At St Ives, capital
expenditure increased from A$28 million (US$24 million) in the
December quarter to A$32 million (US$25 million) in the March quarter, with expenditure mainly on pre-stripping of the Invincible open pit. At Agnew/Lawlers, capital expenditure decreased from
A$27 million (US$23 million) to A$20 million (US$16 million)
mainly due to completion of key capital works in the December quarter. At Darlot, capital expenditure increased from A$4 million
(US$3 million) to A$5 million (US$4 million) and at Granny Smith, capital expenditure decreased from A$27 million (US$24 million)
in the December quarter to A$20 million (US$16 million) in the
March quarter mainly due to lower expenditure at the plant.
Net cash outflow from financing activities of US$8 million in the
March quarter compared with US$28 million in the December
quarter and related to net loans raised and paid. The outflow in the March quarter related to the repayment of rand borrowings of
R2,504 million (US$215 million), partially offset by a drawdown of offshore dollar loans of US$207 million used to pay down the rand borrowings.
The net cash outflow for the Group of US$50 million in the March quarter compared with an inflow of US$28 million in the December quarter. After accounting for a negative translation adjustment of
US$6 million on non-US dollar cash balances, the cash outflow for the March quarter was US$56 million. As a result, the cash
balance decreased from US$458 million at the end of December to US$402 million at the end of March.
ALL-IN SUSTAINING AND TOTAL ALL-IN COST
The World Gold Council has worked closely with its member
companies to develop definitions for “all-in sustaining costs” and
“total all-in cost”. These non-GAAP measures are intended to provide further transparency into the costs associated with
producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is
expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in
understanding the economics of gold mining. The “all-in
sustaining costs” incorporate costs related to sustaining current production. The “total all-in cost” includes additional costs which relate to the growth of the Group.
Gold Fields adopted and implemented these metrics as from the
June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce basis – refer to the detailed tables on page 22 to page 23 of this report.
The Group all-in sustaining costs increased by 12 per cent as scheduled from US$1,023 per ounce in the December quarter to
US$1,143 per ounce in the March quarter mainly due to the lower gold sold, the gold inventory charge to cost, lower by-product credits and higher sustaining capital expenditure as anticipated.
Total all-in cost increased by 11 per cent as scheduled from
US$1,047 per ounce in the December quarter to US$1,164 per
ounce in the March quarter for the same reasons as all-in
sustaining costs partially offset by lower non-sustaining capital expenditure.
In the South Africa region, at South Deep, all-in sustaining costs increased by 23 per cent from R589,565 per kilogram (US$1,640 per ounce) to R726,648 per kilogram (US$1,929 per ounce) due to the lower gold sold, partially offset by lower sustaining capital expenditure. The total all-in cost increased by 20 per cent from
R642,948 per kilogram (US$1,789 per ounce) to R774,335 per
kilogram (US$2,055 per ounce) due to the same reasons as for all-in sustaining costs partially offset by lower non-sustaining capital expenditure.
At the West Africa region, all-in sustaining costs and total all-in cost increased by 15 per cent from US$1,126 per ounce in the

Gold Fields Q1 2015 Results

December quarter to US$1,299 per ounce in the March quarter
mainly due to higher capital expenditure at Tarkwa and lower gold sold partially offset by lower operating costs and an inventory credit to costs.
At the South America region, all-in sustaining costs and total all-in cost increased by 5 per cent from US$468 per ounce to US$493 per ounce. This was mainly due to lower gold sold and lower by-
product credits, partially offset by lower operating costs, an inventory credit to costs and lower capital expenditure. All-in sustaining costs and total all-in cost per equivalent ounce
decreased by 2 per cent from US$682 per equivalent ounce to
US$671 per equivalent ounce.
At the Australia region, all-in sustaining costs and total all-in cost increased by 14 per cent from A$1,089 per ounce (US$930 per
ounce) in the December quarter to A$1,240 per ounce (US$978
per ounce) in the March quarter mainly due to lower gold sold and the gold inventory charge to cost, partially offset by the lower operating costs and lower capital expenditure.
FREE CASH FLOW MARGIN
The Group has shifted focus from principally ounces of gold in production to cash generation, reflecting our new goal of a Group
15 per cent free cash flow margin at a gold price of US$1,300 per ounce. The free cash flow (FCF) margin is revenue less cash
outflow divided by revenue expressed as a percentage.
The FCF for the Group for the March quarter is calculated as follows:
March 2015
US$’m
US$/oz
Revenue*
585.2
1,215
Less: Cash outflow
(602.6)
1,251
AIC
(560.6)
1,164
Adjusted for
Share-based payments (as non-cash)
3.1
6
Long-term employee benefits
3.1
6
Exploration, feasibility and evaluation
costs outside of existing operations
5.6
12
Tax paid (excluding royalties)
(53.8)
112
Free cash flow**
(17.4)
(36)
FCF margin
(3)%
Gold sold only – 000’ounces
481.6
* Revenue from income statement at US$609.8 million less revenue from by-products in AIC at US$24.6 million equals US$585.2 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 19 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.
The FCF margin of negative 3 per cent in the March quarter at a gold price of US$1,198 per ounce compared with positive 9 per cent in the December quarter at a gold price of US$1,179 per ounce.
The lower FCF margin in the March quarter was mainly due to
lower gold sold and higher taxation paid due to the higher
seasonal payment in Ghana and Australia in the March quarter.
BALANCE SHEET
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from US$1,453 million at the end of December to US$1,499 million at the end of March, a
US$46 million increase.
NET DEBT/EBITDA
The net debt/EBITDA ratio at the end of the March quarter was
1.41 calculated on the actual results for the 12 months ended
March 2015.
South Africa region
South Deep Project
March
2015
Dec
2014
Gold produced
000’oz
36.3
48.5
kg
1,129
1,508
Yield – underground reef
g/t
5.01
4.86
All-in sustaining costs
R/kg
726,648
589,565
US$/oz
1,929
1,640
Total all-in cost
R/kg
774,335
642,948
US$/oz
2,055
1,789
Gold production decreased by 25 per cent from 1,508 kilograms
(48,500 ounces) in the December quarter to 1,129 kilograms
(36,300 ounces) in the March quarter. This was mainly as a result of the extended Christmas break.
Total tonnes milled decreased by 34 per cent from 394,000
tonnes in the December quarter to 262,000 tonnes in the March quarter. Total tonnes milled included 6,200 tonnes of
underground waste mining and 31,700 tonnes of surface tailings material. The treatment of the surface material was necessitated to sustain the backfill requirement as the mine has started to fill historical open stopes in addition to normal mining requirements.
Underground reef yield increased by 3 per cent from 4.86 grams per tonne to 5.01 grams per tonne due to an increase in grade from the 3-West section where normal stoping operations are
continuing. The plant recovery factor increased marginally from
95.7 per cent to 95.9 per cent.
Development decreased by 39 per cent from 1,358 metres in the
December quarter to 834 metres in the March quarter mainly due to scheduled lower development largely associated with the
Christmas break. No new mine capital development (phase one, sub 95 level) was done during the March quarter as this is
scheduled to commence in the June quarter. Development in the current mine areas in 95 level and above decreased from 1,355 metres to 834 metres. Vertical development decreased from 3
metres in the December quarter to nil in the March quarter.
Destress mining decreased from 10,700 square metres in the
December quarter to 7,563 square metres in the March quarter.
This was due to the reduced production shifts in the March quarter
(as a result of the extended Christmas break) as opposed to the
December quarter.
During the March quarter, the current mine (95 level and above)
contributed 76 per cent of the ore tonnes and the new mine
(below 95 level) contributed 24 per cent. The long-hole stoping method accounted for 24 per cent of total ore tonnes mined.

Gold Fields Q1 2015 Results

Operating costs increased by 3 per cent from R618 million (US$55 million) in the December quarter to R634 million (US$54 million) in the March quarter, mainly due to anticipated annual increases for senior officials effective 1 January 2015 and more overtime
worked during the Christmas break.
Operating losses of R118 million (US$10 million) in the March quarter compared with an operating profit of R37 million (US$3 million) in the December quarter. This was mainly due to lower gold sold and higher operating costs.
Capital expenditure decreased from R328 million (US$30 million)
in the December quarter to R219 million (US$19 million) in the
March quarter as a result of lower spending on growth related items due to infrastructure required for the build-up having been largely completed. A large portion of capital expenditure included fleet for deployment in both the current and the new mine.
Additional fleet of R70 million (US$6 million) included three explosive charging units, two drill rigs, two bolters and a number of pedestrian detection systems.
All-in sustaining costs increased from R589,565 per kilogram
(US$1,640 per ounce) in the December quarter to R726,648 per kilogram (US$1,929 per ounce) in the March quarter due to the lower gold sold and higher operating costs, partially offset by lower sustaining capital expenditure.
Total all-in cost increased from R642,948 per kilogram (US$1,789 per ounce) in the December quarter to R774,335 per kilogram
(US$2,055 per ounce) in the March quarter also due to the lower gold sold and higher operating costs, partially offset by lower non-
sustaining capital expenditure.
Sustaining capital expenditure decreased from R250 million
(US$22 million) in the December quarter to R165 million (US$14 million) in the March quarter and non-sustaining capital
expenditure decreased from R78 million (US$7 million) to R54 million (US$5 million) in the March quarter.
West Africa region
GHANA
Tarkwa
March
2015
Dec
2014
Gold produced 000’oz
135.8
133.1
Yield – heap leach* g/t
-
-
– CIL plant g/t
1.24
1.20
– combined g/t
1.24
1.20
All-in sustaining costs US$/oz
1,299
1,142
Total all-in cost US$/oz
1,299
1,142
* Heap leach produced nil ounces in the March quarter (2,500 ounces in the December quarter), rinsed from inventory.
Gold production increased by 2 per cent from 133,100 ounces in the December quarter to 135,800 ounces in the March quarter
due to higher yield.
Total tonnes mined, including capital stripping, increased from
22.2 million tonnes in the December quarter to 25.7 million tonnes in the March quarter mainly due to improved excavator and drill rig availabilities. Ore tonnes mined increased from 3.0 million tonnes to 3.9 million tonnes. Operational waste tonnes mined increased from 7.6 million tonnes to 8.2 million tonnes and capital waste tonnes mined increased from 11.6 million tonnes to 13.6 million tonnes. Head grade mined increased from 1.31 grams per tonne to 1.37 grams per tonne. The strip ratio decreased from 6.3 to
5.5.
The CIL plant throughput was similar at 3.38 million tonnes
despite the continuation and worsening of regulated power load shedding. Realised yield from the CIL plant increased from 1.20 grams per tonne to 1.24 grams per tonne due to higher head
grades. The CIL plant production increased from 130,600 ounces in the December quarter to 135,800 ounces in the March quarter due to increased head grade.
The North heap leach section was discontinued in the March 2014 quarter with 192,000 tonnes stacked in that quarter. Gold
production from heap leach operations decreased from 2,500
ounces being rinsed in the December quarter to nil being rinsed in the March quarter.
Net operating costs, including gold-in-process movements,
decreased from US$89 million in the December quarter to US$82 million in the March quarter due to efficient cost control, despite the increase in mining volumes.
Operating profit increased from US$71 million in the December quarter to US$84 million in the March quarter as a result of the higher gold sold, higher gold price and the lower net operating costs.
Capital expenditure increased from US$52 million to US$85
million with the majority of expenditure on pre-stripping and mining fleet. Fleet replacement consisted of 18 x 785 trucks to the value of US$46 million.
All-in sustaining costs and total all-in cost increased from
US$1,142 per ounce in the December quarter to US$1,299 per
ounce in the March quarter due to higher capital expenditure, partially offset by the lower operating costs and increased gold sold.

Damang
March
2015
Dec
2014
Gold produced 000’oz
39.0
47.8
Yield g/t
1.19
1.38
All-in sustaining costs US$/oz
1,299
1,082
Total all-in cost US$/oz
1,299
1,082
Gold production decreased by 18 per cent from 47,800 ounces in the December quarter to 39,000 ounces in the March quarter
mainly due to lower tonnes processed at lower grade.
Total tonnes mined, including capital stripping, increased from 4.7 million tonnes in the December quarter to 5.4 million tonnes in the
March quarter.

Gold Fields Q1 2015 Results

Ore tonnes mined increased from 0.9 million tonnes to 1.0 million tonnes. Operational waste tonnes mined increased from 3.8
million tonnes in the December quarter to 4.4 million tonnes in the
March quarter due to increased efficiencies achieved from the mining fleet. Head grade mined decreased from 1.43 grams per tonne to 1.30 grams per tonne. The lower grades mined was
mainly due to less high grade ore exposed in the pits during the
March quarter in line with the mining schedule. The situation will improve in the June quarter. The strip ratio increased from 4.1 to
4.3.
Yield decreased from 1.38 grams per tonne to 1.19 grams per
tonne due to lower grades mined in the March quarter.
Tonnes processed decreased from 1.08 million tonnes in the
December quarter to 1.02 million tonnes in the March quarter due to a decrease in plant utilisation from 92 per cent in the December quarter to 87 per cent in the March quarter as a result of power interruptions from the grid.
Net operating costs, including gold-in-process movements,
decreased from US$47 million to US$44 million due to a US$1
million build-up of inventory in the March quarter compared with a
US$1 million drawdown in the December quarter as well as to
lower tonnes treated and efficient cost control.
Operating profit decreased from US$11 million in the December quarter to US$4 million in the March quarter due to the lower gold sold.
Capital expenditure increased from US$2 million to US$4 million due to timing of expenditure with the majority spent on the
processing plant upgrade and HME (Heavy vehicle equipment)
components.
All-in sustaining costs and total all-in cost increased from
US$1,082 per ounce in the December quarter to US$1,299 per
ounce in the March quarter due to the lower gold sold and higher capital expenditure, partially offset by lower net operating costs.
South America region
PERU
Cerro Corona
March
2015
Dec
2014
Gold produced
000’oz
34.2
41.2
Copper produced
tonnes
6,744
7,866
Total equivalent gold produced
000’ eqoz
66.6
84.6
Total equivalent gold sold
000’ eqoz
56.4
110.9
Yield
– gold
g/t
0.69
0.80
– copper
per cent
0.44
0.49
–
combined
g/t
1.30
1.58
All-in sustaining costs
US$/oz
493
468
Total all-in cost
US$/oz
493
468
AISC per equivalent ounce*
US$/oz
671
682
AIC per equivalent ounce*
US$/oz
671
682
Gold price**
US$/oz
1,219
1,204
Copper price**
US$/t
5,830
6,654
* Refer to page 22 and 24 for calculations.
** Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production decreased by 17 per cent from 41,200 ounces in the December quarter to 34,200 ounces in the March quarter.
Copper production decreased by 14 per cent from 7,866 tonnes to
6,744 tonnes. Equivalent gold production decreased by 21 per cent from 84,600 ounces to 66,600 ounces. The decrease in gold and copper production was due to lower gold and copper head
grades treated. This was in line with the mine sequencing and the production schedule for the March quarter. Gold head grade
decreased from 1.13 grams per tonne to 0.97 grams per tonne
and copper head grade decreased from 0.57 per cent to 0.51 per cent. Gold recoveries increased from 71.1 per cent to 71.3 per cent and copper recoveries decreased from 86.6 per cent 85.6 per cent resulting from lower copper head grades. Gold yield
decreased from 0.80 grams per tonne to 0.69 grams per tonne
and copper yield decreased from 0.49 per cent to 0.44 per cent.
In the March quarter, concentrate with a payable content of
29,093 ounces of gold was sold at an average price of US$1,202 per ounce and 5,703 tonnes of copper was sold at an average
price of US$5,198 per tonne, net of treatment and refining
charges. This compared with 54,881 ounces of gold that was sold at an average price of US$1,289 per ounce and 10,125 tonnes of copper that was sold at an average price of US$5,785 per tonne, net of treatment and refining charges, in the December quarter.
Total equivalent gold sales decreased by 49 per cent from
110,900 ounces in the December quarter to 56,400 ounces in the
March quarter mainly due to delays in the shipping of concentrate.
Adverse weather conditions affected transportation of concentrate to the Salaverry port. The port was also closed for a number of days due to inclement weather and as a consequence shipping
was delayed.
Tonnes mined increased by 6 per cent from 2.96 million tonnes in the December quarter to 3.14 million tonnes in the March quarter resulting from higher waste mined in order to increase rock fill mined for tailing dam construction. Ore mined increased

Gold Fields Q1 2015 Results

marginally from 1.62 million tonnes to 1.63 million tonnes. The strip ratio increased from 0.83 to 0.93 due to higher waste mined.
Ore processed decreased by 4 per cent from 1.66 million tonnes in the December quarter to 1.60 million tonnes in the March
quarter mainly due to a decrease in plant throughput from 795 tonnes per hour in the December quarter to 781 tonnes per hour in the March quarter as a result of harder material treated.
Net operating costs, including gold-in-process movements,
decreased from US$57 million in the December quarter to US$28 million in the March quarter. The lower cost was mainly due to lower diesel prices as well as a US$5 million build-up of
concentrate inventory at the end of the March quarter compared with a US$13 million drawdown in the December quarter.
Operating profit decreased from US$59 million in the December quarter to US$29 million in the March quarter mainly due to lower gold/copper sold, partially offset by lower net operating costs.
Capital expenditure decreased from US$12 million to US$7 million mainly due to reduced construction activities at the tailings dam as a result of the rainy season.
All-in sustaining costs and total all-in cost increased from US$468 per ounce in the December quarter to US$493 per ounce in the
March quarter mainly due to lower by-product credits and lower gold sold, partially offset by lower operating costs, an inventory credit to cost and lower capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce decreased from
US$682 per equivalent ounce to US$671 per equivalent ounce.
Australia region
St Ives
March
2014
Dec
2014
Gold produced 000’oz
98.7
93.0
Yield – underground g/t
4.05
3.78
– heap leach* g/t
-
-
– surface g/t
1.96
2.08
– combined g/t
2.68
2.91
All-in sustaining costs A$/oz
1,304
1,023
US$/oz
1,029
860
Total all-in cost A$/oz
1,304
1,023
US$/oz
1,029
860
* Heap leach produced 1,100 ounces, rinsed from inventory (1,700 ounces was rinsed in the December quarter).
Gold production increased by 6 per cent from 93,000 ounces in the December quarter to 98,700 ounces in the March quarter.
At the underground operations, ore mined decreased by 9 per
cent from 464,000 tonnes in the December quarter to 423,000
tonnes in the March quarter as a result of reduced tonnes from
Athena and Cave Rocks operations. Cave Rocks is scheduled to be put on care and maintenance in the June quarter. The
average grade of ore mined increased from 4.12 grams per tonne to 4.31 grams per tonne due to improved grades from Athena and
Hamlet operations.
At the open pit operations, total ore tonnes mined decreased from
730,000 tonnes in the December quarter to 201,000 tonnes in the
March quarter. Grade mined decreased from 2.58 grams per
tonne to 2.32 grams per tonne. The decreased mined tonnes and grade reflects the completion of mining of the high grade Neptune pit at the end of the December quarter. Some 171,000 tonnes of stockpiled Neptune ore at a grade of 5.4 grams per tonne was processed during the March quarter. The St Ives mill is limited to processing approximately 20 per cent of oxide (soft) material such as the Neptune ore.
Operational waste tonnes mined decreased from 1.4 million
tonnes to 0.5 million tonnes with the completion of the Neptune pit. Capital waste tonnes mined increased from 0.1 million tonnes in the December quarter to 3.5 million tonnes in the March
quarter, as the focus moved to stripping of the Invincible pit. The lower capital waste tonnes in the December quarter were due to the set up and sheeting of causeways and preparatory works at
Invincible which is a salt lake based pit.
Throughput at the Lefroy mill increased from 0.97 million tonnes to
1.14 million tonnes. This was due to a planned maintenance
shutdown in the December quarter. Yield decreased from 2.91
grams per tonne to 2.68 grams per tonne mainly due to a build-up of gold-in-circuit at the end of the March quarter. Gold production increased from 91,300 ounces in the December quarter to 97,600 ounces in the March quarter mainly due to higher volumes of ore processed. Following the cessation of stacking activities at the end of 2012, irrigation of the existing heap leach pad continued
and a further 1,100 ounces were produced in the March quarter compared with 1,700 ounces produced in the December quarter.
Since cessation of stacking activities, a total of 20,900 ounces have been produced.
Net operating costs, including gold-in-process movements,
increased from A$61 million (US$51 million) in the December
quarter to A$87 million (US$68 million) in the March quarter mainly due to an inventory charge of A$18 million (US$14 million)
in the March quarter compared with an inventory credit of A$22 million (US$20 million) in the December quarter. This was due to ore mined at Neptune stockpiled in the December quarter and
then processed in the March quarter.
Operating profit decreased from A$70 million (US$61 million) in the December quarter to A$67 million (US$53 million) in the
March quarter due to the inventory credit in the December quarter and charge in the March quarter.
Capital expenditure increased from A$28 million (US$24 million) in the December quarter to A$32 million (US$25 million) in the
March quarter due to the pre-stripping of the Invincible pit.
All-in sustaining costs and total all-in cost increased from A$1,023 per ounce (US$860 per ounce) in the December quarter to
A$1,304 per ounce (US$1,029 per ounce) in the March quarter
due to higher net operating costs as a result of the inventory charge in the March quarter.

Gold Fields Q1 2015 Results

Agnew/Lawlers
March
2015
Dec
2014
Gold produced 000’oz
59.6
73.2
Yield – underground g/t
5.94
6.92
– surface g/t
-
-
– combined g/t
5.94
6.92
All-in sustaining costs A$/oz
1,206
1,135
US$/oz
951
979
Total all-in cost A$/oz
1,206
1,135
US$/oz
951
979
Gold production decreased by 19 per cent from 73,200 ounces in the December quarter to 59,600 ounces in the March quarter
mainly due to a decrease in tonnes processed, lower yield and
7,000 ounces lower drawdown from gold-in-circuit in the March quarter.
Ore mined from underground decreased by 5 per cent from
305,900 tonnes in the December quarter to 290,000 tonnes in the
March quarter and head grade increased by 6 per cent from 6.49 grams per tonne to 6.85 grams per tonne.
Tonnes processed decreased from 329,000 tonnes in the
December quarter to 312,000 tonnes in the March quarter. The combined yield decreased from 6.92 grams per tonne to 5.94
grams per tonne. The decreased yield reflects lower grade
inventory processed in the March quarter compared with higher grade inventory processed in the December quarter.
Net operating costs, including gold-in-process movements,
decreased from A$53 million (US$46 million) in the December
quarter to A$47 million (US$37 million) in the March quarter due to a A$7 million (US$6 million) inventory charge to cost in the
December quarter in respect of the 8,100 ounce drawdown of
gold-in-circuit referred to above compared with A$1 million (US$1 million) in the March quarter.
Operating profit decreased from A$50 million (US$43 million) in the December quarter to A$45 million (US$36 million) in the
March quarter due to lower gold sold, partially offset by the lower net operating costs.
Capital expenditure decreased from A$27 million (US$23 million)
in the December quarter to A$20 million (US$16 million) in the
March quarter. The capital expenditure in the December quarter was higher than normal due to the completion of key capital work projects before the 2014 year-end.
All-in sustaining costs and total all-in cost increased from A$1,135 per ounce (US$979 per ounce) in the December quarter to
A$1,206 per ounce (US$951 per ounce) in the March quarter
mainly due to lower gold sold partially offset by the lower net operating costs and capital expenditure.
Darlot
March
2015
Dec
2014
Gold produced 000’oz
11.2
15.5
Yield g/t
4.04
4.16
All-in sustaining costs A$/oz
2,226
1,673
US$/oz
1,757
1,433
Total all-in cost A$/oz
2,226
1,673
US$/oz
1,757
1,433
Gold production decreased by 28 per cent from 15,500 ounces in the December quarter to 11,200 ounces in the March quarter due to reduced tonnes processed at lower grade as a result of lower ore mined.
Ore mined from underground decreased from 121,000 tonnes to
86,000 tonnes due to the constraints of mining in scattered
remnant areas over a relatively large footprint while development to the higher grade Lords South Lower virgin ore body continues.
Capital waste tonnes mined increased from 19,800 tonnes in the
December quarter to 40,000 tonnes in the March quarter due to the development to Lords South Lower while operational waste tonnes mined decreased from 32,100 tonnes to 23,500 tonnes.
An increased number of stopes from remnant mining areas were mined and these were smaller in size than in previous quarters resulting in more dilution due to geological constraints. Head grade increased from 4.15 grams per tonne in the December
quarter to 4.37 grams per tonne in the March quarter. The
benefits of the Lords South Lower development are expected to be realised in the second half of 2015 and into 2016.
Tonnes processed decreased from 116,000 tonnes in the
December quarter to 86,000 tonnes in the March quarter due to lower ore tonnes mined. The yield decreased from 4.16 grams
per tonne to 4.04 grams per tonne mainly due to a build-up of higher grade ore mined, not processed, at the end of the quarter.
Net operating costs, including gold-in-process movements
decreased from A$22 million (US$18 million) in the December
quarter to A$19 million (US$15 million) in the March quarter mainly due to reduced volumes mined and processed.
An operating loss of A$1 million (US$1 million) in the March quarter compared with a profit of nil in the December quarter due to the lower gold sold, partially offset by the lower net operating costs in the March quarter.
Capital expenditure increased from A$4 million (US$3 million) to
A$5 million (US$4 million).
All-in sustaining costs and total all-in cost increased from A$1,673 per ounce (US$1,433 per ounce) to A$2,226 per ounce
(US$1,757 per ounce) mainly due to the lower gold sold, partially offset by the lower net operating costs.
Notwithstanding the difficulties associated with mining in remnant areas, Darlot is continuing the strategy, where practicable, of self-
funding a meaningful exploration programme in order to extend the mine’s life and begin the search for the “game changer” which is targeted to return the mine to a 15 per cent free cash flow margin.

Gold Fields Q1 2015 Results

Granny Smith
March
2015
Dec
2014
Gold produced 000’oz
72.0
78.5
Yield g/t
6.05
6.94
All-in sustaining costs A$/oz
1,027
1,009
US$/oz
810
868
Total all-in cost A$/oz
1,027
1,009
US$/oz
810
868
Gold production decreased by 8 per cent from 78,500 ounces in the December quarter to 72,000 ounces in the March quarter, as scheduled, due to lower volumes and grade mined.
Ore mined from underground decreased from 354,000 tonnes to
323,000 tonnes and head grade mined decreased from 7.50
grams per tonne in the December quarter to 6.30 grams per tonne in the March quarter with mining activity taking place in lower grade areas of the ore-body. The decrease in tonnes mined was as a result of operational interruptions, including several power outages in the March quarter. Subsequent to quarter end,
rectification works have been performed on the power lines to the underground mine.
Tonnes processed increased by 5 per cent from 352,000 tonnes in the December quarter to 370,000 tonnes in the March quarter with some ore stockpiled in the December quarter being
processed in the March quarter. The yield decreased from 6.94 grams per tonne to 6.05 grams per tonne due to lower grades
mined during the March quarter.
Net operating costs, including gold-in-process movements, were similar at A$48 million (US$38 million).
Operating profit decreased marginally from A$65 million (US$56 million) in the December quarter to A$64 million (US$50 million) in the March quarter due to the lower gold sold.
Capital expenditure decreased from A$27 million (US$24 million)
in the December quarter to A$20 million (US$16 million) in the
March quarter.
All-in sustaining costs and total all-in cost increased from A$1,009 per ounce (US$868 per ounce) in the December quarter to
A$1,027 per ounce (US$810 per ounce) in the March quarter
mainly due to lower gold sold, partially offset by the lower capital expenditure.
Quarter ended 31 March 2015 compared with
quarter ended 31 March 2014
Group attributable equivalent gold production decreased by 10 per cent from 557,000 ounces for the March 2014 quarter to 501,300 ounces for the March 2015 quarter mainly due to lower production at all the operations except St Ives and Granny Smith.
At the South Africa region, gold production at South Deep,
decreased by 39 per cent from 1,840 kilograms (59,200 ounces)
in the March 2014 quarter to 1,129 kilograms (36,300 ounces) in the March 2015 quarter mainly due to the extensive ground
support remediation programme introduced in May 2014 and the commensurate effect thereof which is expected to affect
production throughout 2015.
At the West Africa region, total managed gold production
decreased by 9 per cent from 191,900 ounces in the March 2014 quarter to 174,800 ounces in the March 2015 quarter. At Tarkwa, gold production decreased by 6 per cent from 145,200 ounces to
135,800 ounces mainly due to the cessation of crushing and
stacking operations at the heap leach facilities. In the March 2014 quarter, the heap leach operation produced 15,400 ounces
compared with nil in the March 2015 quarter. At Damang, gold production decreased by 16 per cent from 46,700 ounces to
39,000 ounces mainly due to lower tonnes processed and lower grade.
At the South America region, gold equivalent production at Cerro
Corona decreased by 17 per cent from 80,500 ounces in the
March 2014 quarter to 66,600 ounces in the March 2015 quarter mainly due to a decrease in ore processed and lower copper
grades.
At the Australia region, gold production decreased by 2 per cent from 245,200 ounces in the March 2014 quarter to 241,400
ounces in the March 2015 quarter. At St Ives, gold production increased by 2 per cent from 96,600 ounces to 98,700 ounces, mainly due to higher underground head grade. At
Agnew/Lawlers, gold production increased marginally from 59,200 ounces to 59,600 ounces. At Darlot gold production decreased by
51 per cent from 22,900 ounces to 11,200 ounces due to a
decrease in tonnes mined and processed. At Granny Smith, gold production increased by 8 per cent from 66,500 ounces to 72,000 ounces mainly due to an increase in grade.
INCOME STATEMENT
Revenue decreased by 15 per cent from US$715 million in the
March 2014 quarter to US$610 million in the March 2015 quarter due to the lower gold sold and the lower gold price received. The average gold price decreased by 7 per cent from US$1,283 per ounce to US$1,198 per ounce. The average Rand/US dollar
exchange rate weakened by 8 per cent from R10.85 in the March
2014 quarter to R11.71 in the March 2015 quarter. The average
Australian/US dollar exchange rate weakened by 11 per cent from
A$1.00 = US$0.89 to A$1.00 = US$0.79.
Net operating costs decreased from US$423 million to US$366
million due to the lower production and good cost control.
At South Deep in South Africa, net operating costs decreased by
11 per cent from R714 million (US$66 million) in the March 2014 quarter to R634 million (US$54 million) in the March 2015 quarter.
This was mainly due to the lower production as well as cost
restructuring, partially offset by annual wage increases and normal inflationary increases. All-in sustaining costs of R726,648 per kilogram (US$1,929 per ounce) and total all-in cost of R774,335 per kilogram (US$2,055 per ounce) in the March 2015 quarter
compared with all-in sustaining costs of R469,227 per kilogram
(US$1,345 per ounce) and total all-in cost of R557,078 per
kilogram (US$1,597 per ounce) in the March 2014 quarter due to lower gold sold.

Gold Fields Q1 2015 Results

At the West Africa region, net operating costs decreased by 9 per cent from US$137 million in the March 2014 quarter to US$125 million in the March 2015 quarter. All-in sustaining costs and total all-in cost for the region amounted to US$1,299 per ounce in the
March 2015 quarter compared with US$1,039 per ounce in the
March 2014 quarter. At Tarkwa, net operating costs decreased by
15 per cent from US$96 million to US$82 million due to the lower production, the closure of the heap leach, good cost control partially offset by annual wage increases and increased power rates. All-in sustaining costs and total all-in costs amounted to
US$1,299 per ounce in the March 2015 quarter compared with
US$1,016 per ounce in the March 2014 quarter due to an
increase in capital expenditure from US$39 million in the March
2014 quarter to US$85 million in the March 2015 quarter.
At Damang, net operating costs increased by 7 per cent from
US$41 million to US$44 million due to a US$1 million credit to cost in the March 2015 quarter compared with US$3 million in the
March 2014 quarter. All-in sustaining costs and total all-in cost amounted to US$1,299 per ounce in the March 2015 quarter
compared with US$1,111 per ounce in the March 2014 quarter
due to lower gold sold and higher net operating costs.
At Cerro Corona in South America, net operating costs increased by 17 per cent from US$24 million in the March 2014 quarter to
US$28 million in the March 2015 quarter. This was mainly due to a US$13 million gold-in-process credit to costs in the March 2014 quarter compared with US$5 million in the March 2015 quarter.
All-in sustaining costs and total all-in cost amounted to US$493 per ounce in the March 2015 quarter compared with US$97 per
ounce in the March 2014 quarter due to higher net operating costs and lower by-product credits. All-in sustaining costs and total all-
in cost, on a gold equivalent basis amounted to US$671 per
ounce in the March 2015 quarter compared with US$581 per
ounce in the March 2014 quarter.
At the Australia region, net operating costs decreased by 9 per cent from A$219 million (US$196 million) in the March 2014
quarter to A$200 million (US$158 million) in the March 2015
quarter. All-in sustaining costs and total all-in cost for the region amounted to A$1,240 per ounce (US$978 per ounce) in the March
2015 quarter compared with A$1,234 per ounce (US$1,103 per
ounce) in the March 2014 quarter.
At St Ives, net operating costs decreased by 10 per cent from
A$97 million (US$87 million) to A$87 million (US$68 million)
mainly due to lower underground tonnes mined in the March 2015 quarter as well as cost improvements. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,304 per ounce
(US$1,029 per ounce) in the March 2015 quarter compared with
A$1,444 per ounce (US$1,291 per ounce) in the March 2014
quarter due to lower net operating costs, lower capital expenditure and higher gold sold.
At Agnew/Lawlers, net operating costs increased by 12 per cent from A$42 million (US$37 million) in the March 2014 quarter to
A$47 million (US$37 million) in the March 2015 quarter due to an increase in tonnes mined and processed. All-in sustaining costs and total all-in cost for Agnew/Lawlers amounted to A$1,206 per ounce (US$951 per ounce) in the March 2015 quarter compared
with A$1,147 per ounce (US$1,025 per ounce) in the March 2014 quarter due to higher net operating costs.
At Darlot net operating costs decreased by 21 per cent from A$24 million (US$22 million) in the March 2014 quarter to A$19 million
(US$15 million) in the March 2015 quarter. All-in sustaining costs and total all-in cost amounted to A$2,226 per ounce (US$1,757 per ounce) in the March 2015 quarter compared with A$1,203 per ounce (US$1,075 per ounce) in the March 2014 quarter due to
lower gold sold.
At Granny Smith, net operating costs decreased by 14 per cent from A$56 million (US$50 million) in the March 2014 quarter to
A$48 million (US$38 million) in the March 2015 quarter. All-in sustaining costs and total all-in cost amounted to A$1,027 per ounce (US$810 per ounce) in the March 2015 quarter compared
with A$1,018 per ounce (US$910 per ounce) in the March 2014
quarter due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure.
The Group all-in sustaining costs of US$1,143 per ounce and total all-in cost of US$1,164 per ounce in the March 2015 quarter
compared with all-in sustaining costs of US$1,066 per ounce and total all-in cost of US$1,114 per ounce in the March 2014 quarter due to lower production and higher capital expenditure, partially offset by lower net operating costs.
Operating profit decreased from US$292 million to US$244 million as a result of the above.
Amortisation for the Group decreased from US$159 million in the
March 2014 quarter to US$141 million in the March 2015 quarter due to the lower production and the change in estimate in the depreciation calculation at the Australian operations.
Net interest paid was similar at US$19 million.
The share of equity accounted losses after taxation increased from US$1 million to US$3 million and mainly related to the
ongoing study and evaluation costs at the Far Southeast project
(FSE) and the Groups’ share of Hummingbird losses of US$2
million.
The gains on foreign exchange of US$2 million in the March 2015 quarter compared with US$nil in the March 2014 quarter. These gains on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of US$3 million in the March
2015 quarter compared with US$nil in the March 2014 quarter and related to the mark to market adjustment on diesel hedges that the
Australian operations entered into on 10 September and 26
November 2014.
Share-based payments for the Group decreased from US$11
million in the March 2014 quarter to US$3 million in the March
2015 quarter due to the implementation of a new long-term
employee incentive scheme in 2014. Long-term employee
benefits of US$3 million in the March 2015 quarter compared with
US$nil in the March 2014 quarter. Together the two schemes
decreased from US$11 million to US$6 million.
Exploration expenditure increased marginally from US$12 million in the March 2014 quarter to US$13 million in the March 2015 quarter due to higher expenditure at Salares Norte.

Gold Fields Q1 2015 Results

Royalties of US$18 million in the March 2015 quarter compared with US$22 million in the March 2014 quarter due to lower
revenue.
The taxation charge of US$44 million in the March 2015 quarter compared with US$29 million in the March 2014 quarter with the increase due to the negative deferred tax adjustment as a result of the devaluation of the Peruvian Nuevo Sol against the US dollar.
As a result of the above, net losses attributable to the Gold Fields shareholders of US$14 million in the March 2015 quarter
compared with US$nil in the March 2015 quarter.
Normalised losses of US$13 million in the March 2015 quarter compared with normalised earnings of US$21 million in the March
2014 quarter.
CASH FLOW
Cash inflow from operating activities of US$150 million in the
March 2015 quarter compared with cash inflow of US$198 million in the March 2014 quarter with the decrease mainly due to lower operating profit and higher royalties and taxation paid in March
2015.
Dividends paid to owners of the parent of US$13 million in the
March 2015 quarter compared with US$16 million in the March
2014 quarter.
Cash outflows from investing activities increased from US$144 million to US$179 million, mainly due to higher capital
expenditure.
Capital expenditure increased from US$141 million in the March
2014 quarter to US$175 million in the March 2015 quarter mainly due to additional expenditure on fleet purchases at Tarkwa,
partially offset by reduced expenditure at South Deep. At the
South Africa region, capital expenditure at South Deep decreased from R282 million (US$26 million) to R219 million (US$19 million)
due to key infrastructure required for the production build-up having been largely completed.
At the West Africa region, capital expenditure increased from
US$46 million in the March 2014 quarter to US$89 million in the
March 2015 quarter mainly due to higher expenditure on mining fleet at Tarkwa. In South America, at Cerro Corona, capital
expenditure was similar at US$7 million. At the Australia region, capital expenditure increased from A$71 million (US$63 million) to
A$77 million (US$61 million).
Net cash outflow from financing activities of US$8 million in the
March 2015 quarter compared with an inflow of US$9 million in the March 2014 quarter. Both related to long term and short term loans received and repaid.
The net cash outflow of US$50 million in the March 2015 quarter compared with a net cash inflow of US$47 million in the March
2014 quarter. After accounting for a negative translation
adjustment of US$6 million, the cash outflow in March 2015 was
US$56 million. The cash balance at the end of March 2015 was
US$402 million compared with US$374 million at the end of March
2014.
Corporate
INTEGRATED ANNUAL REPORT
On 31 March 2015 Gold Fields published its Integrated Annual
Report 2014 and a number of associated reports on its website:
the Notice of AGM, the statutory Annual Financial Report 2014, the 2014 Mineral Resource and Mineral Reserve Supplement and
the Global Reporting Initiative (GRI) G4 Content Index.
The Integrated Annual Report and the Annual Financial Report
incorporate all aspects of the Group’s business, including reviews of the South African, West African, Australian and South American
operations, the Group’s project activities, as well as detailed financial, operational and sustainable development information.
KPMG have audited the results and their unqualified audit report is open for inspection at the company’s offices.
The Gold Fields Mineral Resource and Mineral Reserve
Supplement 2014 contains a comprehensive overview of Gold
Fields’ Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and growth projects.
FORM 20-F FILING
On 14 April 2015 Gold Fields filed its annual report on Form 20-F for the year ended 31 December 2014 with the US Securities and
Exchange Commission. The document is available on the Gold
Fields website.
BOND
Sibanye Gold has been released as guarantor by the noteholders of Gold Fields' US$1 billion bond issued on 30 September 2010, the two companies announced on 29 April 2015. Sibanye
remained as a guarantor of the Bond after its unbundling by Gold
Fields in February 2013. During March 2015 Gold Fields
approached the Bond noteholders through a consent solicitation process to release Sibanye of its obligations as a guarantor under the Bond. On 22 April 2015 the noteholders approved the various resolutions to release Sibanye as a guarantor. The release
became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met.
Outlook
The lower production, mostly related to scheduling, was
incorporated into the original guidance for the March 2015 quarter.
The Group reaffirms the guidance provided on 12 February 2015 with attributable equivalent gold production for the Group for the year ending December 2015 forecast at around 2.2 million
ounces.
All-in sustaining costs are forecast at US$1,055 per ounce and total all-in cost is forecast at US$1,075 per ounce.
Capital expenditure for 2015 is forecast at US$660 million. It is weighted to the first half of the year, which will have a resultant impact on AIC.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 3 and 28.

Gold Fields Q1 2015 Results

BASIS OF ACCOUNTING
The unaudited condensed consolidated quarterly financial
statements are prepared in accordance with International
Financial Reporting Standard, (IAS) 34 Interim Financial
Reporting, the SAICA Financial Reporting Guides as issued by the
Accounting Practices Committee and Financial Pronouncements
as issued by Financial Reporting Standards Council and the
requirements of the Companies Act of South Africa.
The accounting policies applied in the preparation of these
quarterly financial statements are in terms of International
Financial Reporting Standards and are consistent with those
applied in the previous annual financial statements.
LITIGATION STATEMENT
In relation to the Litigation statement, there has been no further update since the release of the Integrated Annual Report on 31
March 2015.
N.J. Holland
Chief Executive Officer
7 May 2015

Gold Fields Q1 2015 Results

The financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2015
December
2014
March
2014
Revenue
609.8
708.0                         714.6
Operating costs, net
(366.0)
(404.8)                      (422.7)
–  Operating costs
(355.5)
(406.5)                      (430.2)
–  Gold inventory change
(10.5)
1.7                            7.5
Operating profit
243.8
303.2                         291.9
Amortisation and depreciation
(141.0)
(172.1)                      (158.7)
Net operating profit
102.8
131.1                         133.2
Net interest paid
(19.1)
(19.5)                       (18.9)
Share of equity accounted earnings after taxation
(2.7)
0.5                         (0.6)
Gain on foreign exchange
1.9
1.3                            0.2
Loss on financial instruments
(2.5)
(11.4)                                -
Share-based payments
(3.1)
(3.7)                       (11.1)
Long-term employee benefits
(3.1)
(1.9)                                -
Other
(10.1)
(15.6)                       (11.3)
Exploration and project costs
(13.4)
(12.3)                       (11.9)
Profit before royalties, taxation and non-recurring items
50.7
68.5                          79.6
Non-recurring items
(0.3)
(49.8)                       (26.7)
Profit before royalties and taxation
50.4
18.7                          52.9
Royalties
(18.3)
(20.7)                       (22.0)
Profit/(loss) before taxation
32.1
(2.0)                         30.9
Mining and income taxation
(44.3)
(22.0)                       (28.7)
– Normal taxation

(26.8)
(46.3)                       (17.9)
– Deferred taxation
(17.5)
24.3                       (10.8)
Net (loss)/profit
(12.2)
(24.0)                            2.2
Attributable to:
– Owners of the parent
(13.9)
(25.5)                         (0.3)
– Non-controlling interest
1.7
1.5                           2.5
Non-recurring items:
Profit on sale of investments
-
1.3                                -
Profit on sale of assets
1.8
0.1                                -
Restructuring costs
(1.5)
(5.4)                        (18.6)
Impairment of investments and assets
(0.8)
(24.2)                          (5.1)
Other
0.2
(21.6)                          (3.0)
Total non-recurring items
(0.3)
(49.8)                        (26.7)
Taxation
(0.1)
11.5                             6.7
Net non-recurring items after tax
(0.4)
(38.3)                        (20.0)
Net loss
(13.9)
(25.5)                          (0.3)
Net loss per share (cents)
(2)
(3)                                -
Diluted loss per share (cents)
(2)
(3)                                -
Headline (loss)/earnings
(14.3)
(9.5)                             4.8
Headline (loss)/earnings per share (cents)
(2)
(1)                                1
Diluted headline (loss)/earnings per share (cents)
(2)
(1)                                1
Net (loss)/earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation
(13.3)
17.1                            20.5
Net (loss)/earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents)
(2)
2                                3
South African rand/United States dollar conversion rate
11.71
11.18                          10.85
United States dollar/Australian dollar conversion rate
0.79
0.86                            0.89
Gold equivalent sold – managed   eq oz (000)
509
601                             557
Gold equivalent price received    US$/eq oz
1,198
1,179                           1,283
Figures may not add as they are rounded independently.

The unaudited consolidated financial statements for the quarter ended 31 March 2015 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Q1 2015 Results

Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2015
December
2014
March
2014
Net (loss)/profit
(12.2)
(24.0) 2.2
Other comprehensive expenses, net of tax
(105.2)
(139.8) (89.2)
Marked to market valuation of listed investments
0.4
(1.9) 1.4
Currency translation adjustments and other
(105.6)
(137.9) (90.6)
Total comprehensive expenses
(117.4)
(163.8) (87.0)
Attributable to:
– Owners of the parent
(119.1)
(165.4) (89.0)
– Non-controlling interest
1.7
1.6 2.0
(117.4)
(163.8) (87.0)
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2015
December
2014
Property, plant and equipment
4,846.5
4,895.7
Goodwill
374.4
385.7
Non-current assets
165.2
163.2
Investments
248.7
257.9
Deferred taxation
71.6
62.4
Current assets
944.5
1,092.8
– Other current assets
502.2
594.8
– Cash and deposits
402.3
458.0
– Assets held for sale
40.0
40.0
Total assets
6,650.9
6,857.7
Shareholders’ equity
3,531.7
3,663.3
Deferred taxation
412.6
387.0
Long-term loans
1,826.6
1,765.7
Environmental rehabilitation provisions
303.6
311.2
Long-term employee benefits
11.3
8.3
Other long-term provisions
7.4
9.1
Current liabilities
557.7
713.1
– Other current liabilities
482.7
567.9
– Current portion of long-term loans
75.0
145.2
Total equity and liabilities
6,650.9
6,857.7
US dollar/South African rand conversion rate
11.91
11.56
US dollar/Australian dollar conversion rate
0.79
0.81
Net debt
1,499.3
1,452.9
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Diesel hedge *
Australia
On 10 September 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective 15 September 2014 until 31 March 2015 at a fixed price of US$115 per barrel. The 136,500 barrels are based on 50 per cent of estimated usage for the 7 month period – September 2014 to March 2015. Brent Crude at the time of the transaction was US$99.10 per barrel.
On 26 November 2014, Gold Fields Australia (Pty) Limited entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for
63,000 barrels based on 50 per cent of estimated usage for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel and a further
283,500 barrels based on 75 per cent of estimated usage was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.45 per barrel.
At the reporting date, the fair value was negative US$8.1 million.

Derivative instruments *
South Africa
There were no outstanding derivatives contracts for the South Africa region at the reporting date.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields Q1 2015 Results

Statement of changes in equity
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2014
3,470.8
(1,636.5)
1,704.6
124.5
3,663.3
Total comprehensive (expenses)/income - (105.2) (13.9) 1.7
(117.4)
(Loss)/profit for the year - - (13.9) 1.7
(12.2)
Other comprehensive losses - (105.2) - -
(105.2)
Dividends declared - - (12.8) (4.6)
(17.4)
Share-based payments - 3.1 - -
3.1
Exercise of employee share options 0.1 - - -
0.1
Balance as at 31 March 2015
3,470.9
(1,738.6)
1,677.9
121.6
3,531.7
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2013
3,470.7
(1,340.8)
1,721.6
193.8
4,045.2
Total comprehensive (losses)/income - (88.7) (0.3) 2.0
(87.0)
(Loss)/profit for the year - - (0.3) 2.5
2.2
Other comprehensive losses - (88.7) - (0.5)
(89.2)
Dividends declared - - (15.7) (7.1)
(22.8)
Share-based payments - 11.1 - -
11.1
Loans received from non-controlling interest - - - 0.9
0.9
Exercise of employee share options 0.1 - - -
0.1
Balance as at 31 March 2014
3,470.8
(1,418.4)
1,705.6
189.6
3,947.5
Debt maturity ladder
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
31 Dec 2015
31 Dec 2016
1 Jan 2017 to
31 Dec 2020
Total
Uncommitted loan facilities
US dollar million - - -
-
Rand million 1,297.0 - -
1,297.0
Rand debt translated to dollar 108.9 - -
108.9
Total (US$’m)
108.9
-
-
108.9
Committed loan facilities
US dollar million 75.0 - 2,646.6
2,721.6
Rand million - 1,000.0 1,500.0
2,500.0
Rand debt translated to dollar - 84.0 125.9
209.9
Total (US$’m)
75.0
84.0
2,772.5
2,931.5
Total (US$’m) – Uncommitted and committed loan
facilities
183.9
84.0
2,772.5
3,040.4
Utilisation - Uncommitted loan facilities
US dollar million - - - -
Rand million - - - -
Rand debt translated to dollar - - - -
Total (US$’m)
-
-
-
-
Utilisation - Committed loan facilities (including US$ bond)
US dollar million 75.0 - 1,826.6
1,901.6
Rand million - - -
-
Rand debt translated to dollar - - -
-
Total (US$’m)
75.0
-
1,826.6
1,901.6
Total (US$’m) – Uncommitted and committed loan
facilities
75.0
-
1,826.6
1,901.6
Exchange rate: US$1 = R11.91 being the closing rate at the end of the March 2015 quarter.

Gold Fields Q1 2015 Results

Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2015
December
2014
March
2014
Cash flows from operating activities
150.2
225.2                          197.9
Profit before royalties, tax and non-recurring items
50.7
68.5                           79.6
Non-recurring items
(0.3)
(49.8)                        (26.7)
Amortisation and depreciation
141.0
172.1                         158.7
South Deep BEE dividend
(1.7)
-                                -
Change in working capital
34.5
39.2                           26.8
Royalties and taxation paid
(74.2)
(62.7)                        (52.9)
Other non-cash items
0.2
57.9                           12.4
Dividends paid
(12.9)
-                      (15.7)
Owners of the parent
(12.8)
-                      (15.7)
Non-controlling interest holders
(0.1)
-                               -
Cash flows from investing activities
(179.0)
(169.3)                     (144.1)
Capital expenditure – additions
(174.8)
(170.0)                     (141.3)
Capital expenditure – proceeds on disposal
1.8
0.9                             0.1
Purchase of investments
-
(2.8)                          (1.6)
Proceeds on disposal of investments
-
4.4                             1.8
Environmental payments
(6.0)
(1.8)                          (3.1)
Cash flows from financing activities
(8.0)
(28.0)                             8.9
Loans received
341.2
137.4                          128.3
Loans repaid
(349.2)
(165.4)                       (120.3)
Non-controlling interest holders’ loans received
-
-                             0.9
Net cash (outflow)/inflow
(49.7)
27.9                           47.0
Translation adjustment
(6.0)
(16.1)                             1.8
Cash at beginning of period
458.0
446.2                          325.0
Cash at end of period
402.3
458.0                          373.8
Cash flow from operating activities less net capital expenditure and environmental payments
(28.8)
54.3                           53.6
Reconciliation of headline earnings with net earnings
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2015
December
2014
March
2014
Net earnings/(loss)
(13.9)
(25.5)                           (0.3)
Profit on sale of investments
-
(1.3)                                 -
(Profit)/loss on sale of assets
(1.8)
(0.1)                                 -
Taxation effect on sale of assets
0.6
-                                 -
Impairment of investments and assets
0.8
21.2                              5.1
Taxation on impairment of investments and assets
-
(3.8)                                 -
Headline earnings/(loss)
(14.3)
(9.5)                              4.8
Headline earnings/(loss) per share – cents
(2)
(1)                                1
Based on headline earnings/(loss) as given above divided by 772,474,860 (December 2014 – 770,519,087 and
March 2014 – 767,841,289) being the weighted average number of ordinary shares in issue.

Gold Fields Q1 2015 Results

Segmental operating and financial results
UNITED STATES DOLLARS
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa                  Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
March 2015
8,173
262
4,402
3,385                   1,017
1,597
December 2014 8,286 394 4,457
3,381                   1,076
1,664
Yield (grams per tonne)
March 2015
2.0
4.3
1.2
1.2                      1.2
1.3
December 2014 2.1 3.8
1.2
1.2                      1.4
1.6
Gold produced (000 managed equivalent ounces)
March 2015
519.1
36.3
174.8
135.8                     39.0
66.6
December 2014
574.2 48.5
180.9
133.1                     47.8
84.6
Gold sold (000 managed equivalent ounces)
March 2015
508.9
36.3
174.8
135.8                     39.0
56.4
December 2014 600.5 48.5 180.9
133.1                     47.8
110.9
Gold price received (dollar per equivalent ounce)
March 2015
1,198
1,214
1,218
1,218                   1,219
1,021
December 2014 1,179 1,203
1,203
1,202                   1,205
1,046
Operating costs (dollar per tonne)
March 2015
44
207
29
25                       44
21
December 2014 49 139 30
26                       42
27
All-in-sustaining costs (dollar per ounce)
March 2015
1,137
1,929
1,299
1,299                   1,299
493
December 2014 1,012 1,640 1,126
1,142                   1,082
468
Total all-in-cost (dollar per ounce)
March 2015
1,146
2,055
1,299
1,299                   1,299
493
December 2014 1,025 1,789
1,126
1,142                   1,082
468
Financial Results ($ million)
Revenue
March 2015
609.8
44.1
213.0
165.4                    47.6
57.6
December 2014
708.0 58.3
217.6
160.1                    57.6
116.1
Net operating costs
March 2015
(366.0)
(54.2)
(125.4)
(81.6)                  (43.8)
(28.4)
December 2014 (404.8) (55.0) (135.9)
(89.2)                  (46.8)
(57.3)
–
Operating costs
March 2015
(355.5)
(54.2)
(129.3)
(84.9)                 (44.4)
(33.4)
December 2014 (406.5) (55.0)
(134.8)
(89.3)                 (45.4)
(44.5)
–
Gold inventory change
March 2015
(10.5)
-
3.8
3.3                    0.5
5.0
December 2014
1.7 -
(1.2)
0.1                  (1.3)
(12.9)
Operating profit/(loss)
March 2015
243.8
(10.1)
87.5
83.8                    3.7
29.2
December 2014 303.2 3.3 81.7
70.9                  10.8
58.8

Amortisation of mining assets
March 2015
(140.7)
(17.0)
(44.5)
(38.9)                  (5.6)
(20.6)
December 2014 (171.7) (17.5) (42.1)
(37.0)                  (5.0)
(20.1)
Net operating profit/(loss)
March 2015
103.2
(27.1)
43.0
44.8                 (1.8)
8.6
December 2014
131.6 (14.2)
39.5
33.9                   5.8
38.6
Other expenses
March 2015
(27.5)
(4.6)
(4.1)
(2.9)                  (1.2)
(4.4)
December 2014 (39.6) (8.3) (2.9)
(2.1)                  (0.8)
(6.0)
Profit/(loss) before royalties and taxation
March 2015
75.6
(31.7)
38.9
41.9                  (3.1)
4.2
December 2014 91.9 (22.5) 36.6
31.8                    4.9
32.6
Royalties, mining and income taxation
March 2015
(59.0)
10.3
(20.3)
(19.9)                  (0.4)
(23.9)
December 2014
(42.1) 8.9
(17.7)
(14.6)                  (3.1)
(21.5)
–
Normal taxation
March 2015
(7.9)
-
(2.3)
(2.3)                        -
(5.6)
December 2014 (65.6) - (2.5)
(2.5)                        -
(26.4)
–
Royalties
March 2015
(18.3)
(0.2)
(10.6)
(8.3)                  (2.4)
(0.2)
December 2014 (20.8) (0.3) (10.9)
(8.0)                  (2.9)
(2.0)
–
Deferred taxation
March 2015
(32.8)
10.5
(7.3)
(9.3)                    2.0
(18.1)
December 2014 44.4 9.2 (4.4)
(4.1)                  (0.3)
6.9
Profit/(loss) before non-recurring items
March 2015
16.6
(21.5)
18.6
22.1                 (3.5)
(19.7)
December 2014 49.9 (13.6) 19.0
17.2                    1.8
11.1
Non-recurring items
March 2015
0.3
(0.7)
(0.8)
(0.5)                  (0.2)
-
December 2014 (39.6) (9.6)
(5.0)
(4.9)                  (0.1)
-
Net profit/(loss)
March 2015
16.9
(22.1)
17.9
21.5                 (3.7)
(19.7)
December 2014
10.3 (23.2)
14.0
12.3                   1.7
11.1
Net profit/(loss) excluding gains and losses on
March 2015
19.8
(22.6)
17.9                    21.5                   (3.6)
(19.2)
foreign exchange, financial instruments and December 2014 45.7 (16.5)
16.5                    15.1                     1.4
11.6
non-recurring items
Capital expenditure
March 2015
(174.7)
(18.7)
(88.6)
(84.5)                 (4.1)
(6.5)
December 2014 (168.8) (29.6) (53.3)
(51.5)                 (1.8)
(12.1)
Average exchange rates were US$1 = R11.71 and US$1 = R11.18 for the March 2015 and December 2014 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.79 and A$1 = US$0.86 for the March 2015 and December 2014 quarters respectively.

Gold Fields Q1 2015 Results

Segmental operating and financial results
Australia Region
#
AUSTRALIAN
DOLLARS
1
SOUTH
AFRICAN
RAND
2
Australia
Australia Region
#
South Africa
Region
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South Deep
Operating Results
Ore milled/treated
March 2015
1,912
1,144
312
86
370
1,912
1,144
312
86
370
262
(000 tonnes)
December 2014
1,771 974 329 116 352 1,771 974 329 116 352 394
Yield
March 2015
3.9
2.7
5.9
4.0
6.1
3.9
2.7
5.9
4.0
6.1
4.3
(grams per tonne)
December 2014
4.5 2.9 6.9 4.2 6.9 4.5 2.9 6.9 4.2 6.9 3.8
Gold produced
March 2015
241.4
98.7
59.6
11.2
72.0
241.4
98.7
59.6
11.2
72.0
1,129
(000 managed
December 2014
260.2 93.0 73.2 15.5 78.5 260.2 93.0 73.2 15.5 78.5 1,508
equivalent ounces)
Gold sold
March 2015
241.4
98.7
59.6
11.2
72.0
241.4
98.7
59.6
11.2
72.0
1,129
(000 managed
December 2014
260.2 93.0 73.2 15.5 78.5 260.2 93.0 73.2 15.5 78.5 1,508
equivalent ounces)
Gold price received
March 2015
1,223
1,226
1,219
1,229
1,222
1,550
1,553
1,545          1,557             1,548
457,031
(dollar per
December 2014
1,215 1,208 1,208 1,178 1,233 1,417 1,409
1,403          1,413             1,439
432,290
equivalent ounce)
Operating costs
March 2015
73
47
117
173
90
92
60
148             219                115
2,421
(dollar per tonne)
December 2014
97 73 119 160 122 114 86
140             187                143
1,560
All-in-sustaining costs
March 2015
978           1,029                  951
1,757
810
1,240
1,304
1,206          2,226             1,027
726,648
(dollar per ounce)
December 2014
930              860
979 1,433 868 1,089 1,023
1,135          1,673             1,009
589,565
Total all-in-cost
March 2015
978           1,029                  951
1,757
810
1,240
1,304
1,206          2,226             1,027
774,335
(dollar per ounce)
December 2014
930 860 979 1,433 868 1,089 1,023
1,135          1,673             1,009
642,948
Financial Results ($ million)
Revenue
March 2015
295.2            120.9             72.7
13.7
87.9
374.2
153.3
92.1
17.4
111.5
516.0
December 2014
316.1            112.3             88.5
18.3 96.8 368.6 131.0
102.8
21.9
112.9 654.9
Net operating costs
March 2015
(158.0)
(68.3)
(37.2)
(14.6)
(37.9)
(200.2)
(86.6)
(47.1)
(18.6)
(48.0)
(634.4)
December 2014
(156.5) (51.4) (45.6) (18.3) (41.1) (184.0) (61.3) (53.0) (21.5) (48.2) (618.0)
–
Operating costs
March 2015
(138.7)
(54.0)
(36.4)
(14.9)
(33.5)
(175.8)
(68.4)
(46.1)
(18.9)
(42.4)
(634.4)
December 2014
(172.3) (71.5) (39.3) (18.5) (43.1) (201.4) (83.3) (46.0) (21.7) (50.3) (618.0)
–
Gold inventory
March 2015
(19.3)
(14.3)
(0.8)
0.2
(4.4)
(24.4)
(18.2)
(1.0)               0.3
(5.6)
-
change
December 2014
15.8 20.1 (6.4) 0.2 1.9 17.4 22.0
(6.9)               0.2               2.1
-
Operating profit/(loss)
March 2015
137.2
52.6
35.5
(0.9)
50.1
173.9
66.6
45.0
(1.2)             63.5
(118.4)
December 2014
159.5 60.9 42.8 - 55.6 184.6 69.7
49.8              0.4
64.7 36.9
Amortisation of
March 2015
(58.6)
(74.2)
(199.4)
mining assets
December 2014
(91.9) (106.5) (196.7)
Net operating
March 2015
78.7
99.7
(317.7)
profit/(loss)
December 2014
67.7 78.1 (159.8)
Other expenses
March 2015
(14.4)
(18.3)
(53.7)
December 2014
(22.4) (25.2) (91.7)
Profit/(loss) before
March 2015
64.3
81.4
(371.5)
royalties and
December 2014
45.2 52.9 (251.5)
taxation
Royalties, mining
March 2015
(25.1)
(31.8)
120.3
and income
December 2014
(11.7) (14.1) 98.8
taxation
–
Normal taxation
March 2015
-
-
-
December 2014
(36.7) (41.3) -
–
Royalties
March 2015
(7.2)
(9.1)
(2.6)
December 2014
(7.6) (8.8) (3.3)
–
Deferred taxation
March 2015
(17.9)
(22.6)
122.9
December 2014
32.6 36.0 102.1
Profit/(loss) before
March 2015
39.2
49.7
(251.2)
non-recurring
December 2014
33.5 38.8 (152.7)
items
Non-recurring items
March 2015
1.7
2.2
(7.7)
December 2014
(25.0) (27.6) (105.7)
Net profit/(loss)
March 2015
40.9
51.8
(258.9)
December 2014
8.6 11.2 (258.4)
Net profit/(loss)
March 2015
43.7
50.8
(264.3)
excluding gains and
December 2014
34.2 36.7 (185.2)
losses on foreign ex-
change, financial and
non-recurring items
Capital expenditure
March 2015
(61.0)
(25.1)
(16.1)
(4.1)
(15.7)
(77.3)
(31.8)
(20.4)
(5.2)
(19.9)
(218.5)
December 2014
(73.8)
(23.7)
(22.9) (3.2) (24.0) (85.5) (28.0) (26.5) (3.7) (27.3) (327.8)
#
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

Gold Fields Q1 2015 Results

All-in-costs
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating costs
(1)
March 2015
(355.5)
(54.2)
(129.3)
(84.9)
(44.4)
(33.4)
December 2014
(406.5)
(55.0)
(134.8) (89.3) (45.4)
(44.5)
Gold inventory change
March 2015
(10.5)
-
3.8
3.3
0.5
5.0
December 2014
1.7 - (1.2) 0.1 (1.3) (12.9)
Royalties
March 2015
(18.3)
(0.2)
(10.6)
(8.3)
(2.4)
(0.2)
December 2014
(20.8) (0.3) (10.9) (8.0) (2.9) (2.0)
Realised gains/losses on
March 2015
(3.8)
-
-
-
-
-
commodity cost hedges
December 2014
(0.6) -
- - - -
Community/social
March 2015
(1.8)
(0.4)
(0.6)
(0.6)
-
(0.8)
responsibility costs
December 2014
(3.8) (1.1)
0.2 0.2 - (2.9)
Non-cash remuneration –
March 2015
(3.1)
(0.3)
(0.5)
(0.4)
(0.1)
(0.3)
share-based payments
December 2014
(3.7) (0.3) (1.0) (1.0) - (0.2)
Cash remuneration (long-term
March 2015
(3.1)
(0.7)
(1.0)
(0.9)
(0.2)
(0.4)
employee benefits)
December 2014
(1.9) (0.1)
(0.5) (0.4) (0.1) (0.2)
Other
March 2015
(2.0)
-
-
-
-
-
December 2014
(4.3)
- - - - -
By-product credits
March 2015
24.6
0.1
0.8
0.8
-
23.5
December 2014
50.4 0.1
0.1 - 0.1 49.9
Rehabilitation amortisation
March 2015
(6.7)
(0.2)
(1.1)
(1.0)
(0.1)
(1.2)
and interest
December 2014
(6.1) (0.5) (2.4) (2.1) (0.3) (2.3)
Sustaining capital
March 2015
(170.2)
(14.1)
(88.6)
(84.5)
(4.1)
(6.5)
expenditure
December 2014
(161.2) (22.4)
(53.3) (51.5) (1.8) (12.1)
All-in sustaining costs
(2)
March 2015
(550.4)
(70.0)
(227.1)
(176.4)
(50.7)
(14.3)
December 2014
(556.9) (79.6)
(203.7) (152.0) (51.7) (25.7)
Exploration, feasibility
March 2015
(5.6)
-
-
-
-
-
and evaluation costs
December 2014
(4.5)
-
- - - -
Non sustaining
March 2015
(4.6)
(4.6)
-
-
-
-
capital expenditure
December 2014
(8.7) (7.2) - - - -
Total all-in cost
(3)
March 2015
(560.6)
(74.6)
(227.1)
(176.4)
(50.7)
(14.3)
December 2014
(570.2) (86.8) (203.7) (152.0) (51.7 (25.7)
Total all-in sustaining
March 2015
(550.4)
(70.0)
(227.1)
(176.4)
(50.7)
(14.3)
cost
December 2014
(556.9) (79.6)
(203.7) (152.0) (51.7) (25.7)
Gold only ounces sold
March 2015
481.6
36.3
174.8
135.8
39.0
29.1
– (000 ounces)
December 2014
544.5
48.5
180.9 133.1 47.8 54.9
AISC per ounce of gold sold
March 2015
1,143
1,929
1,299
1,299
1,299
493
US$/oz
December 2014
1,023
1,640
1,126 1,142 1,082 468
Total all-in cost
March 2015
(560.6)
(74.6)
(227.1)
(176.4)
(50.7)
(14.3)
December 2014
(570.2)
(86.8)
(203.7) (152.0) (51.7) (25.7)
Gold only ounces sold
March 2015
481.6
36.3
174.8
135.8
39.0
29.1
– (000 ounces)
December 2014
544.5
48.5 180.9 133.1 47.8 54.9
AIC per ounce of gold sold
March 2015
1,164
2,055
1,299
1,299
1,299
493
US$/oz
December 2014
1,047
1,789 1,126 1,142 1,082 468
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

Gold Fields Q1 2015 Results

All-in-costs
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny Smith
Operating costs
(1)
March 2015
(138.7)
(54.0)
(36.4)
(14.9)
(33.5)
-
December 2014
(172.3) (71.5)
(39.3) (18.5)
(43.1)
-
Gold inventory change
March 2015
(19.3)
(14.3)
(0.8)
0.2
(4.4)
-
December 2014
15.8
20.1
(6.4)
0.2
1.9
-
Royalties
March 2015
(6.1)
(3.1)
(0.5)
(0.3)
(2.2)
-
December 2014
(7.6) (2.8)
(2.3)
(0.5)
(2.0)
-
Realised gains/losses on
March 2015
(3.8)
(1.6)
(0.5)
(0.2)
(1.6)
-
commodity cost hedges
December 2014
(0.6)
(0.3)
- - (0.3) -
Community/social
March 2015
-
-
-
-
-
-
responsibility costs
December 2014
- -
-
- -
-
Non-cash remuneration –
March 2015
(0.7)
(0.4)
(0.2)
(0.1)
(0.1)
(1.2)
share-based payments
December 2014
(0.9) (0.4) (0.2)
(0.1)
(0.2) (1.3)
Cash remuneration (long-
March 2015
(1.4)
(0.5)
(0.3)
(0.2)
(0.4)
0.4
term employee benefits)
December 2014
(0.6)
(0.2)
(0.2)
(0.1)
(0.1)
(0.4)
Other
March 2015
-
-
-
-
-
-
(2.0)
December 2014
-
-
-
-
-
(4.3)
By-product credits
March 2015
0.2
0.1
0.1
-
-
-
December 2014
0.3 0.1
-
0.1
-
-
Rehabilitation amortisation
March 2015
(4.1)
(2.6)
(0.9)
(0.2)
(0.4)
-
and interest
December 2014
(2.3)
(1.3)
(0.5) (0.1)
(0.4)
-
Sustaining capital expenditure
March 2015
(61.0)
(25.1)
(16.1)
(4.1)
(15.7)
-
December 2014
(73.6) (23.7)
(22.9)
(3.2)
(24.0)
-
All-in sustaining costs
(2)
March 2015
(236.1)
(101.5)
(56.7)
(19.6)
(58.3)
(2.8)
December 2014
(241.9) (79.9) (71.7) (22.2)
(68.1) (6.0)
Exploration, feasibility
March 2015
-
-
-
-
-
(5.6)
and evaluation costs
December 2014
-
-
-
-
-
(4.5)
Non sustaining capital
March 2015
-
-
-
-
-
-
expenditure
December 2014
- -
-
-
-
(1.5)
Total all-in cost
(3)
March 2015
(236.1)
(101.5)
(56.7)
(19.6)
(58.3)
(8.4)
December 2014
(241.9) (79.9) (71.7)
(22.2)
(68.1)
(12.0)
Total all-in sustaining cost
March 2015
(236.1)
(101.5)
(56.7)
(19.6)
(58.3)
(2.8)
December 2014
(241.9)
(79.9)
(71.7) (22.2 (68.1)
(6.0)
Gold only ounces sold
March 2015
241.4
98.7
59.6
11.2
72.0
-
– (000 ounces)
December 2014
260.2 93.0 73.2
15.5
78.5
-
AISC per ounce of gold sold
March 2015
978
1,029
951
1,757
810
-
US$/oz
December 2014
930 860 979 1,433
868
-
Total all-in cost
March 2015
(236.1)
(101.5)
(56.7)
(19.6)
(58.3)
(8.4)
December 2014
(241.9) (79.9) (71.7)
(22.2)
(68.1) (12.0)
Gold only ounces sold
March 2015
241.4
98.7
59.6
11.2
72.0
-
– (000 ounces)
December 2014
260.2 93.0 73.2
15.5
78.5
-
AIC per ounce of gold sold
March 2015
978
1,029
951
1,757
810
-
US$/oz
December 2014
930 860 979
1,433
868 -

Gold Fields Q1 2015 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
UNITED STATES DOLLARS
South
Deep
Total
Tarkwa Damang
Cerro
Corona
All-in sustaining costs
March 2015
(550.4)
(70.0)
(227.1)
(176.4)
(50.7)
(14.3)
(per table on page 22)
December 2014
(556.9)
(79.6)
(203.7)
(152.0)
(51.7)
(25.7)
Add back by-product credits
March 2015
(24.6)
(0.1)
(0.8)
(0.8)
-
(23.5)
December 2014
(50.4) (0.1) (0.1) - (0.1) (49.9)
All-in sustaining costs gross
March 2015
(575.0)
(70.1)
(227.9)
(177.2)
(50.7)
(37.8)
of by-product credits
December 2014
(607.3) (79.7) (203.8)
(152.0)
(51.8)
(75.6)
Gold equivalent ounces sold
March 2015
508.9
36.3
174.8
135.8
39.0
56.4
December 2014
600.5 48.5
180.9
133.1 47.8
110.9
AISC gross of by-product
March 2015
1,130
1,932
1,304
1,305
1,299
671
credits per equivalent ounce
December 2014
1,011 1,642 1,127
1,142 1,084
682
of gold – US$/eq oz
All-in costs
March 2015
(560.6)
(74.6)
(227.1)
(176.4)
(50.7)
(14.3)
(per table on page 22)
December 2014
(570.2) (86.8) (203.7) (152.0) (51.7) (25.7)
Add back by-product credits
March 2015
(24.6)
(0.1)
(0.8)
(0.8)
-
(23.5)
December 2014
(50.4) (0.1) (0.1) -
(0.1)
(49.9)
All-in costs gross of by-product
credits
March 2015
(585.2)
(74.7)
(227.9)
(177.2)
(50.7)
(37.8)
December 2014
(620.5) (86.9) (203.8)
(152.0) (51.8)
(75.6)
Gold equivalent ounces sold
March 2015
508.9
36.3
174.8
135.8
39.0
56.4
December 2014
600.5 48.5 180.9 133.1
47.8
110.9
AIC gross of by-product
March 2015
1,150
2,058
1,304
1,305
1,299
671
credits per equivalent ounce
December 2014
1,033 1,791 1,127
1,142
1,084
682
of gold – US$/eq oz

Gold Fields Q1 2015 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot Granny
Smith
All-in sustaining costs
March 2015
(236.1)
(101.5)
(56.7)
(19.6)
(58.3)
(2.8)
(per table on page 23)
December 2014
(241.9)
(79.9)
(71.7) (22.2)
(68.1) (6.0)
Add back by-product credits
March 2015
(0.2)
(0.1)
(0.1)
-
-
-
December 2014
(0.3) (0.1)
- (0.1) -
-
All-in sustaining costs gross
March 2015
(236.3)
(101.6)
(56.8)
(19.6)
(58.3)
(2.8)
of by-product credits
December 2014
(242.2) (80.1) (71.8)
(22.3)
(68.2)
(6.0)
Gold equivalent ounces sold
March 2015
241.4
98.7
59.6
11.2
72.0
-
December 2014
260.2 93.0
73.2
15.5
78.5 -
AISC gross of by-product
March 2015
979
1,030
952
1,757
810
-
credits per equivalent ounce
December 2014
931
861
980
1,438 869
-
of gold – US$/eq oz
All-in costs
March 2015
(236.1)
(101.5)
(56.7)
(19.6)
(58.3)
(8.4)
(per table on page 23)
December 2014
(241.9) (79.9)
(71.7)
(22.2)
(68.1) (12.0)
Add back by-product credits
March 2015
(0.2)
(0.1)
(0.1)
-
-
-
December 2014
(0.3)
(0.1) -
(0.1)
- -
All-in costs gross of by-
March 2015
(236.3)
(101.6)
(56.8)
(19.6)
(58.3)
(8.4)
product credits
December 2014
(242.2)
(80.1) (71.8)
(22.3
(68.2)
(12.0)
Gold equivalent ounces sold
March 2015
241.4
98.7
59.6
11.2
72.0
-
December 2014
260.2 93.0
73.2 15.5 78.5
-
AIC gross of by-product
March 2015
979
1,030
952
1,757
810
-
credits per equivalent ounce
December 2014
931 861 980 1,438
869
-
of gold – US$/eq oz

Gold Fields Q1 2015 Results

Underground and surface
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground
March 2015
1,388
225
-
-
-
-
1,163
395
312
86
370
ore
December 2014
1,585
309
-
-
-
-
1,276
479
329
116
352
– underground
March 2015
6
6
-
-
-
-
-
-
-
-
-
waste
December 2014
28
28
-
-
-
-
-
-
-
-
-
– surface ore
March 2015
6,779
31
4,402
3,385
1,017
1,597
749
749
-
-
-
December 2014
6,673
57
4,457
3,381
1,076
1,664
495
495
-
-
-
– total milled
March 2015
8,173
262
4,402
3,385
1,017
1,597
1,912
1,144
312
86
370
December 2014
8,286
394
4,457
3,381
1,076
1,664
1,771
974
329
116
352
Yield (grams per tonne)
– underground
March 2015
5.1
5.0
-
-
-
-
5.2
4.1
5.9
4.0
6.1
ore
December 2014
5.3
4.8
-
-
-
-
5.5
3.8
6.9
4.1
6.9
– underground
March 2015
-
-
-
-
-
-
-
-
-
-
-
waste
December 2014
-
-
-
-
-
-
-
-
-
-
-
– surface ore
March 2015
1.3
-
1.1
1.2
1.2
1.3
2.0
2.0
-
-
-
December 2014
1.4
0.1
1.2
1.2
1.4
1.6
2.1
2.1
-
-
-
– combined
March 2015
2.0
4.3
1.2
1.2
1.2
1.3
3.9
2.7
5.9
4.0
6.1
December 2014
2.1
3.8
1.2
1.2
1.4
1.6
4.5
2.9
6.9
4.2
6.9
Gold produced (000 ounces)
– underground
March 2015
230.4
35.9
-
-
-
-
194.2
51.5
59.6
11.2
72.0
ore
December 2014
273.8
48.3
-
-
-
-
225.5
58.2
73.2
15.5
78.4
– underground
March 2015
-
-
-
-
-
-
-
-
-
-
-
waste
December 2014
-
-
-
-
-
-
-
-
-
-
-
– surface ore
March 2015
288.7
0.2
174.8
135.8
39.0
66.6
47.2
47.2
-
-
-
December 2014
300.4
0.2
180.9
133.1
47.8
84.6
34.7
34.7
-
-
-
– total
March 2015
519.1
36.3
174.8
135.8
39.0
66.6
241.4
98.7
59.6
11.2
72.0
December 2014
574.2
48.5
180.9
133.1
47.8
84.6
260.2
93.0
73.2
15.5
78.5
Operating costs (dollar per tonne)
– underground
March 2015
123
235
-
-
-
-
100
80
117
173
90
December 2014
130
163
-
-
-
-
118
104
119
160
122
– surface
March 2015
27
-
29
25
44
21
30
30
-
-
-
December 2014
53
3
30
26
42
27
348
43
-
-
-
– total
March 2015
44
207
29
25
44
21
73
47
117
173
90
December 2014
49
139
30
26
42
27
97
73
119
160
122
#
March quarter includes 1,000 ounces at St Ives, from rinsing inventory at the heap leach operations.

Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za
Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
LONDON
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American depository receipts transfer agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za
NORTH AMERICA
Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
e-mail: willie.jacobsz@goldfields.co.za
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / NASDAQ Dubai: GFI
SWX: GOLI
Directors
CA Carolus (Chair) ° N J Holland * (Chief Executive Officer) P A Schmidt (Chief Financial Officer)
K Ansah
#
A R Hill ° G M Wilson ° R P Menell ° D N Murray ° D M J Ncube °
* British
#
Ghanaian Canadian
° Independent Director
Non-independent Director
Administration and corporate information

Gold Fields Q1 2015 Results

Forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities
Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 7 May 2015
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer